Shanda Ranked Number 7 of Fortune’s 100 Fastest-Growing Companies
Number 2 in the Entertainment Industry

Shanghai, China – Aug 19, 2009 – Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), “Shanda” or the “Company”, announced that the Company was ranked seventh in the list of 100 fastest-growing companies and second in the list of fastest-growing entertainment companies by Fortune Magazine. The list was opened to businesses around the world for the first time according to Fortune Magazine.

To compile the list, Fortune ranked companies based on certain growth and return thresholds such as three-year annual revenue growth rate, EPS growth rate and total return to investors through June 30, 2009. Specifically, Shanda’s revenue growth rate during the period was 44%, EPS growth rate was 91%, and total return to investors was 59% according to the list.

“Shanda is honored to be recognized by Fortune Magazine as one of the world’s top 100 fastest-growing companies,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “As Shanda celebrates its 10th anniversary this year, we are delighted in the growth and broad acceptance of our interactive entertainment content products and services business, and remain committed to enhance our leadership in the interactive entertainment industry.”

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com

Contact
Shanda Interactive Entertainment Limited
Mabel Hsu, IR Associate Director
Vivian Chen, IR Manager
Maggie Yun Zhou, IR Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com